May 27, 2016

Via EDGAR – CORRESP

Mr. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4631

RE: Entegris, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
File No. 1-32598

Dear Mr. Cash:

This letter responds to your letter of May 23, 2016 with comments upon the above disclosure document filed by Entegris, Inc. (“Entegris” or the “Company”).

This letter will respond to your comments in the order and use the same numerical reference presented in your letter of May 23rd. Our response to each comment follows the repetition of your comment.

S.E.C. Comment #1.

We note that based on your latest goodwill impairment test, the estimated fair value of the four reporting units assigned goodwill was in excess of their respective carrying value. Please expand your disclosure in future filings to disclose the following: (i) the accounting policies relating to the goodwill impairment tests including when the two-step impairment test is performed, (ii) a description of how the estimated fair value of a reporting unit is determined and the significant assumptions used in that analysis, (iii) a discussion of uncertainties associated with these key assumptions, and (iv) identification of any reporting unit whose estimated fair value does not substantially exceed its carrying amount, the percentage by which fair value exceeded carrying amount and the amount of goodwill assigned to the reporting unit.

Entegris Response to S.E.C. Comment # 1:

In future filings on Form 10-K, the Company will expand its disclosure regarding our latest goodwill impairment test and estimated fair value of the goodwill assigned to our reporting units by disclosing (i) the accounting policies relating to the goodwill impairment tests including when the two-step impairment test is performed, (ii) a description of how the estimated fair value of a reporting unit is determined and the significant assumptions used in that analysis, (iii) a discussion of uncertainties associated with these key assumptions, and (iv) the identification of

Mr. John Cash, Branch Chief
Securities and Exchange Commission
May 27, 2016

any reporting unit whose estimated fair value does not substantially exceed its carrying amount, the percentage by which fair value exceeded carrying amount and the amount of goodwill assigned to the reporting unit.

S.E.C. Comment #2.

Please revise the table of contractual obligations in future filings to include estimated interest payments on your long-term debt or to provide a footnote to the table that discloses such information. Please disclose any assumptions used to arrive at the estimated amounts based on variable rates.

Entegris Response to S.E.C. Comment # 2:

In future filings on Form 10-K, the Company will revise the table of contractual obligations to include estimated interest payments on our long-term debt or a footnote to the table that discloses such information and we will disclose any assumptions used to arrive at the estimated amounts based on variable rates.

S.E.C. Comment #3.

We note that one individual customer accounted for 12.4 % and 13.6 % of your 2015 and 2014 net sales, respectively. Please revise your disclosure in future filings to disclose the total revenue from each of the customers who represents ten percent or more of total revenues for each period presented and the identity of the segment(s) reporting the revenues. Additionally, please disclose the names and the relationship, if any, with such customers, or tell us how you concluded you are not required to do so. Refer to Item 101 (c) (1) (vii) of Regulation S-K. We note in this regard your risk factor disclosure on page 16 discussing your dependence on your key customers.

Entegris Response to S.E.C. Comment # 3:

In future filings on Form 10-K, the Company will revise its disclosure to include the total revenue from each of the customers who represents ten percent or more of total revenues for each period presented, the identity of the segment(s) reporting the revenues, the identity of such customers and the relationship, if any, with such customers.

Please be advised that the Company hereby confirms the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Cash, Branch Chief
Securities and Exchange Commission
May 27, 2016

Based on our understanding of the requests made in your comments and on our responses and undertakings concerning future disclosures in this letter, we do not anticipate amending any past filings, but we will make the enhanced disclosures discussed in this letter in future filings as appropriate.

Very truly yours,

ENTEGRIS, INC.

/s/ Gregory B. Graves
By: Gregory B. Graves
Title: Executive Vice President and Chief Financial Officer